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                              June 28, 2024

       Edward McGee
       Chief Financial Officer
       Grayscale Ethereum Mini Trust (ETH)
       c/o Grayscale Investments, LLC
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Ethereum
Mini Trust (ETH)
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 21, 2024
                                                            File No. 333-278878

       Dear Edward McGee:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Summary
       Trust Overview, page 1

   1. You state here that Ether has a circulating supply of approximately 120 million coins as of
                                                        March 31, 2024. You
also include other disclosure here and elsewhere in the prospectus as of March 31, 2024.
Please revise to update this information as of June 30, 2024, or the most recent practicable
date.
       Risk Factors
       Due to the unregulated nature and lack of transparency..., page 33

   2.                                                   We note the use of the
term    unregulated    when referring to certain crypto asset trading
                                                        platforms. Please
revise to qualify your use of this term by clarifying that such platforms
 Edward McGee
Grayscale Ethereum Mini Trust (ETH)
June 28, 2024
Page 2
      may be subject to regulation in a relevant jurisdiction but may not be complying.
Regulatory changes or actions by the U.S. Congress..., page 53

3. Please remove the first three sentences in the first full paragraph on page 54 as the disclosure lacks the appropriate context for the referenced statements.
       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



                                                             Sincerely,
FirstName LastNameEdward McGee
                                                             Division of
Corporation Finance
Comapany NameGrayscale Ethereum Mini Trust (ETH)
                                                             Office of Crypto
Assets
June 28, 2024 Page 2
cc:       Dan Gibbons
FirstName LastName